SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Grant of Stock Option by Board of Directors’ Resolution

1.	Details of Grant:

1)	Grantees (No.): 9 persons

2)	Grant limit: 3,253,157 common shares

3)	Number of shares previously granted: None

4)	Number of shares granted this time: 450,000

5)	Method of grant: Granting cash for the difference between the market price and the exercise price in the event that the market price is higher than the exercise price.

6)	Grant date: April 7, 2005

7)	Date of Board of Directors’ Resolution: April 7, 2005

2.	Terms of Exercise

1)	Exercise period: April 8, 2008 ~ April 7, 2012

2)	Exercise price: KRW44,260

3.	Others

1)	Grant limit: 1% of total shares issued (325,315,700)

2)	Terms of Exercise: Only 50% of the initially granted shares can be exercised if the increase in the share price is the same or less than the increase in the KOSPI (Korea Composite Stock Price Index) during the 3 years following the grant date.

3)	Others: Exercise price shall be no less than the price evaluated in accordance with the Enforcement Decree of the Korean Securities and Exchange Act. Section (2) of Article 84-9 at the time of grant date.

[Details of Grant to Grantees]

Grantees	Relationship to company	Number of shares granted
Ron H. Wirahadiraksa	Joint Representative Director, President and Chief Financial Officer	100,000

Ki Seon Park	President and Chief Operating Officer	70,000

Duke M. Koo	Executive Vice-President, Worldwide Sales	40,000

Budiman Sastra	Executive Vice-President and Chief Technology Officer	40,000

Bruce I. Berkoff	Executive Vice-President and Chief Marketing Officer	40,000

Won Wook Kim	Executive Vice-President	40,000

Woo Shik Kim	Executive Vice-President	40,000

Sang Deog Yeo	Executive Vice-President	40,000

Jae Geol Ju	Executive Vice-President	40,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: April 7, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director /
President & Chief Financial Officer